EXHIBIT 99.1


[Thrunet LOGO]

                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                    CONTACT IN U.S.
Korea Thrunet Co., Ltd.             The Global Consulting Group
Yong S. Lee                         Mark Jones
Investor Relations                  Investor Relations
welcome@corp.thrunet.com            mark.p.jones@tfn.com
------------------------            --------------------
822-3488-8058                       212-807-5027

                 Korea Thrunet Announces Shareholder Approval of
                               Reverse Stock Split

Seoul and New York, November 27, 2002 - Korea Thrunet Co., Ltd. (Nasdaq: KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that shareholders of the Company have approved the reverse stock split proposed by the Board of Directors at an extraordinary shareholders meeting held on November 25, 2002. According to this resolution, three shares of the existing common stock of the Company will be consolidated into one share carrying the same par value. As a result, the total number of outstanding shares of the Company will be reduced to 77.63 million shares from 232.9 million shares. However, there will be no change in the ratio of stakes held by shareholders. The reverse stock split will take effect on January 20, 2003, at which time the Company will issue new share certificates.

On November 6, 2002, Thrunet has received a Nasdaq Staff Determination indicating its securities would be delisted from the Nasdaq National Market. As for the determination, the Company has requested a hearing based on written submissions before a Nasdaq Listing Qualifications Panel to review the Staff Determination. There can be no assurance that the Panel will grant Thrunet's request for continued listing.


Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, with 1,304,106 paying end-users at the end of October 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the

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risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone:      822-3488-8058             Fax: 822-3488-8511
http://www.thrunet.com

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